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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)(1)





                            U.S.B. Holding Co., Inc.
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                                (Name of Issuer)


                      Common Stock, par value $5 per share
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                         (Title of Class of Securities)


                                   902910108
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                                 (CUSIP Number)




     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 902910108               13G                    Page 2 of 5 Pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Kenneth J. Torsoe (S.S. No. ###-##-####)
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OR ORGANIZATION
           United States

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                            5     SOLE VOTING POWER
                                  1,304,288 shares
       NUMBER OF          ------------------------------------------------------
        SHARES              6     SHARED VOTING POWER
     BENEFICIALLY                 10,996 shares
      OWNED BY            ------------------------------------------------------
        EACH                7     SOLE DISPOSITIVE POWER
     REPORTING                    1,304,288 shares
    PERSON WITH           ------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  10,996 shares
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,360,344 shares of Common Stock
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.9%

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   12     TYPE OF REPORTING PERSON*

          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(A).     NAME OF ISSUER

U.S.B. Holding Co., Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

100 Dutch Hill Road, Orangeburg, NY  10962

ITEM 2(A).     NAME OF PERSON FILING

Kenneth J. Torsoe

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, OF NONE, RESIDENCE

c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, NY  10962

ITEM 2(C).     CITIZENSHIP

United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(E).     CUSIP NUMBER

902910108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13(d)-2(b), CHECK WHETHER THE PERSON FILING IS A . . .

        This schedule is not being filed pursuant to Rules 13d-1(b) or 13d-2(b).

ITEM 4.        OWNERSHIP

(a)     Amount Beneficially Owned:    1,360,344

        This amount includes options to purchase 45,060 shares of Common Stock

(b)     Percent of Class:             10.9%

(c)     Number of shares as to which such person has:

        (i)     sole power to vote or to direct the vote:              1,304,288

        (ii)    shared power to vote or to direct the vote:               10,996

        (iii)   sole power to dispose or to direct the disposition of  1,304,288



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        (iv)    shared power to dispose or to direct the disposition of:  10,996

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        This statement is not being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        No parent holding company has filed this schedule.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        No group has filed this schedule pursuant to Rule 13d-1(b)(ii)(h) or Rule 13d-1(c).

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               No notice of dissolution of a group has been furnished as an exhibit to this statement.



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ITEM 10.       CERTIFICATION

        This statement is not filed pursuant to Rule 13d-1(b).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1998

/s/ KENNETH J. TORSOE
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    KENNETH J. TORSOE

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Note:     Six copies of this statement, including all exhibits, should be filed with the Commission.

                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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